JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

**US SEC EXEMPTION
FILE NO. 82-3572**

SUPPL

January 21, 2003

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 1 1 2003
WASH, D.C. 165

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

03003852

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Monthly Report on Long Term Commercial Papers for the month ended December 31, 2002;

2. SEC Form 17-C dated January 2, 2003 re use of new stock certificates beginning January 2, 2003 reflecting declassified shares.

Thank you very much.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/1/21/03

FILE

SEC NUMBER 184044
FILE NUMBER ____________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED DECEMBER 31, 2002

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: December **Year: 2002**

Name of Registrant JG SUMMIT HOLDINGS, INC. Address:	Industry Classification: INVESTMENT HOLDING Tel. No.:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	633-76-31
SHORT - TERM Type of Registration:	LONG-TERM Condition for Registration:
( ) a. Ordinary ( ) b. Special ( ) w/ CCL ( ) w/o CCL Name of Selling Agent:	( ) a. Collateral (x) b. Debt to Equity Ratio ( ) c. Financial Ratios ( ) d. Exempt from registration Name of Underwriter:
NOT APPLICABLE Address:	Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE Address:
NOT APPLICABLE Tel. No.	No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati Tel. No.
NOT APPLICABLE SEC Order No.	817-45-26 SEC Order No.
NOT APPLICABLE Date Granted:	LT 000055 Date Granted: February 29, 1996
Expiry Date: Committed Credit Line:	Expiry Date: February 28, 1997
a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER	PCI CAPITAL CORPORATION	JG SUMMIT HOLDINGS, INC.
ISABELITA C. ERJAS	ELEANOR HILADO / GABRIEL LIM	JAMES L GO Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF QUEZON CITY M.M) S.S.

SUBSCRIBED AND SWORN TO before me this JAN 10 2003 day of ______, 2002 the above affiant exhibiting to me his/her Community Tax Certificate No 15082309 issued at Pasig City on Jan. 31, 2002.

JOEL G. GORDOLA
Notary Public
Until December 31, 2003
PTR No. 37207247, 1-02-03, Q.C.

Doc. No. 727
Page No. 68
Book No. 4
Series of 03

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

December 31, 2002

TRANCHE I

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	April 10, 2003	6.538%	P 900,000
2. Board of Trustees of PERAA - D	April 10, 2003	6.538%	900,000
3. PCI Capital Corporation	April 10, 2003	6.538%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	6.538%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	6.538%	55,800,000
6. BPI Capital Corporation	April 10, 2003	6.538%	9,000,000
7. International Capital Corporation	April 10, 2003	6.538%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	6.538%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	6.538%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	6.538%	3,000,000
11. China Banking Corporation	April 10, 2003	6.538%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	6.538%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan	April 10, 2003	6.538%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	6.538%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement	April 10, 2003	6.538%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts.	April 10, 2003	6.538%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	6.538%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	6.538%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	6.538%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	6.538%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	6.538%	3,000,000
22. AIM Building Fund	April 10, 2003	6.538%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	6.538%	5,400,000
24. Union Bank of the Philippines	April 10, 2003	6.538%	36,000,000
25. Penta Capital Investment Corp.	April 10, 2003	6.538%	4,500,000
26. Land Bank of the Philippines	April 10, 2003	6.538%	34,500,000
27. ABCIC-TID FAO: Board of Trustees of PERAA - E	April 10, 2003	6.538%	6,000,000
28. Deutsche Bank	April 10, 2003	6.538%	4,600,000
29. Metropolitan Bank and Trust Co.	April 10, 2003	6.538%	54,000,000
30. Yolanda M. Uy	April 10, 2003	6.538%	500,000
31. Benjamin S. Pua	April 10, 2003	6.538%	1,000,000
32. Citicorp Financial Services	April 10, 2003	6.538%	3,500,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

December 31, 2002

TRANCHE II

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	May 8, 2003	6.624%	P 29,550,000
2. Citibank NA (Manila) Trust FAO MIFE	May 8, 2003	6.624%	1,000,000
3. Board of Trustees of PERAA - D	May 8, 2003	6.624%	1,050,000
4. PCI Capital Corporation	May 8, 2003	6.624%	26,250,000
5. Phil. Commercial International Bank	May 8, 2003	6.624%	52,500,000
6. United Coconut Planters Bank	May 8, 2003	6.624%	65,100,000
7. BPI Trust	May 8, 2003	6.624%	10,500,000
8. International Capital Corporation	May 8, 2003	6.624%	9,500,000
9. Citytrust Banking Corporation	May 8, 2003	6.624%	10,500,000
10. Corporate Investment Phils., Inc.	May 8, 2003	6.624%	5,000,000
11. China Banking Corporation	May 8, 2003	6.624%	21,000,000
12. Equitable Banking Corporation	May 8, 2003	6.624%	27,000,000
13. FEB Investments, Inc.	May 8, 2003	6.624%	42,000,000
14. Global Business Bank	May 8, 2003	6.624%	6,000,000
15. AB Capital and Investment Corp.	May 8, 2003	6.624%	15,000,000
16. First Metro Investment Corporation	May 8, 2003	6.624%	42,000,000
17. Land Bank of the Philippines	May 8, 2003	6.624%	44,500,000
18. CCBPI Retirement Plan	May 8, 2003	6.624%	6,300,000
19. Union Bank of the Philippines	May 8, 2003	6.624%	30,000,000
20. Penta Capital Investment Corp.	May 8, 2003	6.624%	5,250,000
21. Metropolitan Bank and Trust Co.	May 8, 2003	6.624%	63,000,000
22. Citicorp Financial Services & Insurance Brokerage Phils., Inc. FAO Various Clients	May 8, 2003	6.624%	11,750,000
23. Benjamin S. Pua	May 8, 2003	6.624%	250,000
TOTAL TRANCHE II			P 525,000,000

JG SUMMIT HOLDINGS, INC.
Schedule of Registered Commercial Paper Issuances (Long-Term)
December 31, 2002

TRANCHE III

Name of LTCP Holder	SERIES B Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	June 6, 2003	6.414%	P 12,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	6.414%	1,050,000
3. PCI Capital Corporation	June 6, 2003	6.414%	26,250,000
4. Phil. Commercial International Bank	June 6, 2003	6.414%	42,500,000
5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. Non-contributing Retirement Gratuity Fund	June 6, 2003	6.414%	3,000,000
6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	6.414%	2,000,000
7. Equitable PCIBank Trust as Investment Mgr. of Consolidated Industrial Gases Inc. Employees' Retirement Plan	June 6, 2003	6.414%	5,000,000
8. BPI Trust	June 6, 2003	6.414%	10,500,000
9. United Coconut Planters Bank	June 6, 2003	6.414%	65,100,000
10. Phil. Commercial Capital, Inc.	June 6, 2003	6.414%	5,500,000
11. Citytrust Banking Corporation	June 6, 2003	6.414%	10,500,000
12. China Banking Corporation	June 6, 2003	6.414%	21,000,000
13. Equitable Banking Corporation	June 6, 2003	6.414%	42,000,000
14. FEB Investments, Inc.	June 6, 2003	6.414%	42,000,000
15. Global Business Bank	June 6, 2003	6.414%	9,000,000
16. AB Capital and Investment Corp.	June 6, 2003	6.414%	12,000,000
17. First Metro Investment Corporation	June 6, 2003	6.414%	42,000,000
18. All Asia Capital and Trust Corp.	June 6, 2003	6.414%	1,250,000
19. Land Bank of the Philippines	June 6, 2003	6.414%	41,000,000
20. CCBPI Retirement Plan	June 6, 2003	6.414%	6,300,000
21. Union Bank of the Philippines	June 6, 2003	6.414%	42,000,000
22. Penta Capital Investment Corp.	June 6, 2003	6.414%	5,250,000
23. Metropolitan Bank and Trust Co.	June 6, 2003	6.414%	63,000,000
24. Insular Life Assurance Co., Ltd.	June 6, 2003	6.414%	5,000,000
25. Yolanda M. Uy	June 6, 2003	6.414%	4,250,000
26. Gerardo H or Rosario or Gerardo Ozaeta Jr.	June 6, 2003	6.414%	1,000,000
27. Citicorp Financial Services	June 6, 2003	6.414%	4,000,000
TOTAL TRANCHE III			P 525,000,000
GRAND TOTAL			P 1,500,000,000

FILE 1/82

PSE Code HO-180

COVER SHEET

2003 JAN -2 PM 12: 19

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Use of new stock certificates beginning January 2, 2003 reflecting declassified shares

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

2003 JAN -2 PM 12:19

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **January 2, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

In accordance with the Policy on Updating of Stock Certificates of the Philippine Stock Exchange, Inc. under its letter to JG Summit Holdings, Inc. (the "Company") dated September 30, 2002, please be informed that beginning January 2, 2003, the Company shall use new stock certificates reflecting the declassified shares.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

January 2, 2003
(Date)

/mhd